SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 12, 2011

On September 12, 2011, at 2:00 p.m., at the Company’s office located at Avenida das Nações Unidas, No. 8501, 24° andar, São Paulo/SP, CEP 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, according to the signatures affixed at the end hereof. Board Member Paulo Roberto Costa justified his absence and was replaced by his respective alternate, Antonio Aparecida de Oliveira. The Chief Executive Officer, Carlos Fadigas de Souza Filho, Officers Mauricio Roberto de Carvalho Ferro, Marcela Drehmer, Decio Oddone and Patrick Fairon, as well as Mr. Marco Antonio Villas Boas, responsible for the Corporate Governance Department, and Mrs. Marcella Menezes Fagundes, were also present at the meeting. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: after due analysis of the Proposals for Deliberation (“PD”), copies and related documentation of which were previously sent to the Board Members, as provided for in the Internal Regulations, and will remain duly filed at the Company’s headquarters, the following deliberations were unanimously approved, under the terms and conditions contained in the respective PDs: 1)  PD.CA/BAK – 14/2011 – Amendment to Braskem S.A. Code of Conduct; 2) PD.CA/BAK – 15/2001 – Investments Required to Carry Out the Second Stage of the Front End Loading (FEL) Methodology to Review Investment (“FEL 2”) for COMPERJ’s Petrochemical Project (“Project”) – the Executive Office is hereby authorized to enter into the agreements and documents necessary to the full implementation of this Deliberation; 3) PD.CA/BAK – 16/2011 – Investment in the Integrated Petrochemical Project in Mexico (“Project Ethylene XXI”) through Braskem Idesa S.A.P.I. (“Braskem Idesa”) – and this subject must return to this Board of Directors after conclusion of FEL 3 phase; II) Subjects for Acknowledgement: Presentations or reports, depending on the case, were made by the respective individuals responsible for the subjects listed in this item, namely: a)  Strategy for the Chemical Products Distribution Business; b)  Report made by the Coordinator of the Finance and Investment Committee: Meeting held on September 12, 2011; and c) Report made by the Coordinator of the People and Organization Committee: Meeting held on September 9, 2011; III) Subjects of Interest to the Company: Nothing to register. IV)   Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the Meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, September 12, 2011. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Alfredo Lisboa Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Antonio Aparecida de Oliveira; Eduardo Rath Fingerl; Francisco Pais; José Carlos Grubisich Filho; Luciano Nitrini Guidolin; Maria das Graças Silva Foster; Newton Sergio de Souza].

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 12, 2011

This is a true copy of the original minutes drawn up in proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.